Exhibit 99.3

Opdateret 06-02-2018 Standard form for notification of major holdings % % Total share capi-1 6. Total positions of person(s) subject to the notification obligation: Voting rights: Voting rights attached to shares in % (total of 7.1.A) Voting rights through fi-nancial instruments in % (total of 7.1.B.1 + 7.1.B.2) Total of both in (7.1.A + 7.1.B) Total number of voting rights of issuervi Resulting situation on the date on which threshold was crossed or reached 5.02% 0.04% 5.06% 36,054,661 Positionofprevious notification (if applicable) 4.99% 0.04% 5.03% Share capital: Share capital attached to shares in % (total of 7.2.A) Sharecapitalthrough financial instruments in % (total of 7.2.B.1 + 7.2.B.2) Total of both in (7.2.A + 7.2.B) tal in issuervi Resulting situation on the date on which threshold was crossed or reached 5.02% 0.04% 5.06% 36,054,661 Positionofprevious notification (if applica-ble) 4.99% 0.04% 5.03% 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedi: ZEALAND PHARMA A/S 2. Reason for the notification (please tick the appropriate box or boxes): ☒ An acquisition or disposal of voting rights or share capital ☐ An acquisition or disposal of financial instruments ☐ An event changing the breakdown of voting rights or share capital ☐ Other (please specify)ii: 3. Details of person subject to the notification obligationiii: Name: Wellington Management Group LLP City and country of registered office (if applicable): 280 Congress Street, Boston, MA, 02210 USA 4. Full name of shareholder(s) (if different from 3.)iv: N/A 5. Date on which the threshold was crossed or reachedv: 4th February 2020 NOTIFICATION OF MAJOR HOLDINGS (to be uploaded at http://oasm.finanstilsynet.dk)

2 7.2. Notified details of the resulting situation on the date on which the threshold was crossed or reached: 7.1.B.2: Financial Instruments with similar economic effect acc. to Sect. 29 (4)(2) of Securities Trading, etc. Act Typeof financial instrument Expiration dateviii Exercise/ conversion periodix Physicalor cash settlementx Numberof voting rights % of voting rights Equity Swap 15 May 2020 21 Aug 2019 - 15 May 2020 Cash settlement 11,763 0.03% Equity Swap 15 May 2020 05 Oct 2018 - 15 May 2020 Cash settlement 852 0.00% Equity Swap 05 May 2020 02 Jul 2018 - 05 May 2020 Cash settlement 582 0.00% Equity Swap 15 May 2020 13 Jul 2018 - 15 May 2020 Cash settlement 528 0.00% Equity Swap 15 May 2020 05 Apr 2018 - 15 May 2020 Cash settlement 502 0.00% Equity Swap 15 May 2020 14 Sep 2018 - 15 May 2020 Cash settlement 245 0.00% Equity Swap 15 May 2020 09 Jul 2018 - 15 May 2020 Cash settlement 212 0.00% SUBTOTAL 7.1.B.2 14,684 0.04% 7.1.B.1: Financial Instruments according to section 29 (4)(1) of the Securities Trading, etc. Act Typeof financial instrument Expiration dateviii Exercise/ conversion Periodix Number of voting rights that may be acquired if the instru-ment is exercised/converted. % of voting rights SUBTOTAL 7.1.B.1 7.1. Notified details of the resulting situation on the date on which the threshold was crossed or reached: 7.1.A: Voting rights attached to shares Class/typeof shares ISIN code (if possi-ble) Number of voting rightsvii % of voting rights Direct (Sect. 29 (1) of Securities Trading, etc. Act) Indirect (Sect. 29 (3) of Securities Trading, etc. Act) Direct (Sect. 29 (1) of Securities Trading, etc. Act) Indirect (Sect. 29 (3) of Securities Trading, etc. Act) DK0060257814 1,812,594 5.02% SUBTOTAL 7.1.A 1,812,594 5.02%

capital 3 7.2.B.2: Financial Instruments with similar economic effect acc. to section 29 (4)(2) of the Securities Trading, etc. Act Type of financial instrument Expiration dateviii Exercise/ conversion periodix Physical or cash settlementx Numberof shares % of share capital Equity Swap 15 May 2020 21 Aug 2019 - 15 May 2020 Cash settlement 11,763 0.03% Equity Swap 15 May 2020 05 Oct 2018 - 15 May 2020 Cash settlement 852 0.00% Equity Swap 05 May 2020 02 Jul 2018 - 05 May 2020 Cash settlement 582 0.00% Equity Swap 15 May 2020 13 Jul 2018 - 15 May 2020 Cash settlement 528 0.00% Equity Swap 15 May 2020 05 Apr 2018 - 15 May 2020 Cash settlement 502 0.00% Equity Swap 15 May 2020 14 Sep 2018 - 15 May 2020 Cash settlement 245 0.00% SUBTOTAL 7.2.B.2 14,684 0.04% 7.2.B.1: Financial Instruments according to section 29 (4)(1) of the Securities Trading, etc. Act Type of financial instrument Expiration dateviii Exercise/ conversion periodix Number of shares that may be acquired if the instrument is exercised/converted. % of share SUBTOTAL 7.2.B.1 7.2.A: Share capital attached to shares Class/typeof shares ISIN code (if possi-ble) Number of sharesvii % of share capital Direct (Sect. 29 (1) of Securities Trading, etc. Act) Indirect (Sect. 29 (3) of Securities Trading, etc. Act) Direct (Sect. 29 (1) of Securities Trading, etc. Act) Indirect (Sect. 29 (3) of Securities Trading, etc. Act) DK0060257814 1,812,594 5.02% SUBTOTAL 7.2.A 1,812,594 5.02%

equals or is higher Done at London, UK on 7th February 2020 4 10. Additional informationxiv: Wellington Management Company LLP is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP which , in turn, is a direct controlled undertaking of Wellington Management Group LLP. Wellington Management International Ltd is a direct controlled undertaking of Wellington Management Global Holdings, Ltd which, in turn is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP which , in turn, is a direct controlled undertaking of Wellington Management Group LLP. 9. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date] 8. Information in relation to the person subject to the notification obligation (please tick the applicable box): ☐ Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxi. ☒ Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxii: Namexiii % of voting rights if it equals or is higher than the notifiable threshold % of voting rights through financial in-struments if it equals or is higher than the notifi-able threshold Total of both if it than the notifiable threshold WellingtonManagement Group LLP 5.02% 5.06% Wellington Group Holdings LLP 5.02% 5.06% Wellington Investment Advi-sors Holdings LLP 5.02% 5.06% WellingtonManagement Company LLP WellingtonManagement Group LLP 5.02% 5.06% Wellington Group Holdings LLP 5.02% 5.06% WellingtonInvestment Advisors Holdings LLP 5.02% 5.06% WellingtonManagement Global Holdings, Ltd. WellingtonManagement International Ltd